Exhibit 97

Policy Regarding Recovery of Erroneously Awarded Compensation
Effective October 2, 2023

This Policy Regarding Recovery of Erroneously Awarded Compensation (the “Policy”) is established by Filana Therapeutics, Inc. (the “Company”), a Delaware corporation, effective as of October 2, 2023 (the “Effective Date”).

1.          Purpose. The Company is committed to promoting high standards of honest and ethical business conduct and compliance with applicable laws, rules, and regulations. In accordance with the applicable rules of The Nasdaq Stock Market (the “Nasdaq Rules”) and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), this Policy explains when the Company will be required to seek recovery of Incentive Compensation erroneously awarded to a Covered Person.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section 11, below.

2.          Miscalculation of Financial Reporting Measure Results. In the event of a Restatement, the Company will seek to recover, reasonably promptly, all Recoverable Incentive Compensation from a Covered Person in accordance with this Policy, the Nasdaq Rules, and Rule 10D-1. Such recovery, in the case of a Restatement, will be made without regard to any individual knowledge or responsibility related to the Restatement.  Notwithstanding the foregoing, if the Company is required to undertake a Restatement, the Company will not be required to recover the Recoverable Incentive Compensation if the Compensation Committee determines it Impracticable to do so, in the reasonable exercise of its business judgment after reviewing all the relevant facts and circumstances.

If such Recoverable Incentive Compensation was not awarded or paid on a formulaic basis, the Company will seek to recover the amount of Recoverable Incentive Compensation that the Compensation Committee determines in good faith should be recouped pursuant to this Policy.

3.          Other Actions. The Compensation Committee may, subject to applicable law, seek recovery in the manner it chooses, including by seeking reimbursement from the Covered Person of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set-off, or by rescinding or canceling unvested stock.

In the reasonable exercise of its business judgment under this Policy, the Compensation Committee may in its sole discretion determine whether and to what extent additional action is appropriate to address the circumstances surrounding a Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

4.          No Indemnification or Reimbursement. Notwithstanding the terms of any other policy, program, agreement, or arrangement, in no event will the Company or any of its affiliates indemnify or reimburse a Covered Person for any loss under this Policy and in no event will the Company or any of its affiliates pay premiums on any insurance policy that would cover a Covered Person’s potential obligations with respect to Recoverable Incentive Compensation under this Policy.

5.          Administration and Interpretation of Policy. The Compensation Committee shall have the sole and exclusive authority to administer this Policy in accordance with and subject to the Nasdaq Rules and Rule 10D-1. The Compensation Committee is authorized to make such determinations and interpretations and to take such actions as it deems necessary, appropriate, or advisable for the administration of this Policy and for the Company’s continued compliance with Nasdaq Rules, Section 10D, Rule 10D-1, and any other applicable law, regulation, rule, or interpretation of the U.S. Securities and Exchange Commission (“SEC”) or Nasdaq promulgated or issued therewith.

6.          Other Claims and Rights. The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company or any of its affiliates may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the exercise by the Compensation Committee of any rights pursuant to this Policy will not impact any other rights that the Company or any of its affiliates may have with respect to any Covered Person subject to this Policy.

This Policy has been established for the exclusive benefit of the Company. This Policy does not confer any rights, remedies, or authority upon, nor shall this Policy be enforced by, any person or entity other than the Company, the Board, and the Compensation Committee as set forth in this Policy.

7.          Acknowledgement by Covered Persons; Condition to Eligibility for Incentive Compensation. The Company will provide notice to and seek acknowledgement of this Policy from each Covered Person, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy. After the Effective Date, the Company must be in receipt of a Covered Person’s acknowledgement as a condition to such Covered Person’s eligibility to receive Incentive Compensation.

8.          Amendment; Termination. The Board or the Compensation Committee may in its discretion amend or terminate this Policy at any time as it deems necessary. Notwithstanding anything in this Section 8 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule, or Nasdaq Rule.

9.          Effectiveness. Except as otherwise determined in writing by the Compensation Committee, this Policy will apply to any Incentive Compensation that is Received by a Covered Person on or after the Effective Date.

10.          Disclosure Requirements. The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rulings.

11.         Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

11.1         “Applicable Period” means the three completed fiscal years of the Company immediately preceding the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes (or reasonably should have concluded) that a Restatement is required or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The “Applicable Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence.

11.2         “Board” means the Board of Directors of the Company.

11.3         “Company” shall refer solely and exclusively to Filana Therapeutics, Inc. and shall not include any other person or entity, including any successor company or acquiror.

11.4         “Compensation Committee” means the Company’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board of the Company.

11.5         “Covered Person” means any person who is, or was at any time, during the Applicable Period, an Executive Officer of the Company.

11.6         “Executive Officer” means each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K or Item 6.A of Form 20-F, as applicable, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

11.7         “Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including but not limited to “non-GAAP” financial measures, such as those appearing in the Company’s earnings releases or Management Discussion and Analysis), and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (and any measures derived wholly or in part therefrom) shall be considered Financial Reporting Measures.

11.8         “Impracticable.” The Compensation Committee may determine in good faith that recovery of Recoverable Incentive Compensation is “Impracticable” if: (i) pursuing such recovery would violate home country law of the jurisdiction of incorporation of the Company where that law was adopted prior to November 28, 2022 and the Company provides an opinion of home country counsel to that effect acceptable to the Company’s applicable listing exchange; (ii) the direct expense paid to a third party to assist in enforcing this Policy would exceed the Recoverable Incentive Compensation and the Company has (A) made a reasonable attempt to recover such amounts and (B) provided documentation of such attempts to recover to the Company’s applicable listing exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended.

11.9         “Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation does not include any base salaries (except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal); bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal; bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and equity awards that vest solely based on the passage of time and/or attaining one or more non-Financial Reporting Measures.

11.10         “Received.” Incentive Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

11.11         “Recoverable Incentive Compensation” means the amount of any erroneously awarded Incentive Compensation (calculated on a pre-tax basis) Received by a Covered Person during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement. For the avoidance of doubt Recoverable Incentive Compensation does not include any Incentive Compensation Received by a person (i) before such person began service in a position or capacity meeting the definition of an Executive Officer, (ii) who did not serve as an Executive Officer at any time during the performance period for that Incentive Compensation, or (iii) during any period the Company did not have a class of its securities listed on a national securities exchange or a national securities association. For Incentive Compensation based on (or derived from) stock price or total shareholder return where the amount of Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, the amount will be determined by the Compensation Committee based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received (in which case, the Company will maintain documentation of such determination of that reasonable estimate and provide such documentation to the Company’s applicable listing exchange).

11.12         “Restatement” means an accounting restatement of any of the Company’s financial statements filed with the Securities and Exchange Commission under the Exchange Act, or the Securities Act of 1933, as amended, due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements).